From:Filed by Securitize Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Subject Company: Securitize, Inc.

Commission File No. 333-293022-01

Date: June 5, 2026

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On June 5, 2026, Securitize published the following press release on PRNewswire and Securitize.io:

Securitize and Cantor Equity Partners II Announce SEC Declaration of Effectiveness of Registration Statement on Form S-4

Proposed transaction moves Securitize closer to becoming a publicly traded company

MIAMI and NEW YORK – JUNE 5, 2026 — Securitize, Inc. (“Securitize” or the “Company”), and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a publicly traded special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by Securitize Holdings, Inc. (“Pubco”) in connection with the previously announced proposed business combination between Securitize and CEPT.

The SEC’s declaration of effectiveness marks an important milestone in the proposed transaction and moves Securitize substantially closer to becoming a publicly traded company. The proposed business combination will be submitted to CEPT shareholders of record as of May 11, 2026 (the “Record Date”), for approval at a special meeting scheduled for June 29, 2026, and if approved, is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions.

Upon closing of the transaction, the combined company is expected to operate under the name Securitize Corp., and its shares are expected to trade on the NYSE under the ticker symbol “SECZ.”

“This marks another important milestone for Securitize and for the broader institutional adoption of tokenization,” said Carlos Domingo, Co-Founder and Chief Executive Officer of Securitize. “Over the past several years, we have built regulated infrastructure designed to bring capital markets onchain in partnership with many of the world’s leading financial institutions. Becoming a public company would position Securitize to continue scaling that infrastructure globally as tokenization increasingly becomes part of mainstream financial markets.”

Continued Momentum Across Tokenization

Since announcing the proposed business combination, Securitize has continued to expand its position as a leading provider of regulated tokenization infrastructure for institutional capital markets, including:

•	Announcing a collaboration with the New York Stock Exchange to support the development of tokenized securities infrastructure and digital transfer-agent standards

•	Partnering with Computershare to introduce issuer-sponsored tokenized shares for U.S. issuers

•	Expanding regulated tokenized securities trading infrastructure through integrations with leading market participants including Jump Trading and Jupiter

•	Continuing growth of tokenized investment products with leading asset managers including BlackRock, Apollo Global Management, Hamilton Lane, KKR and VanEck

•	Expanding its ongoing partnership with BlackRock through the planned launch of the BlackRock Daily Reinvestment Stablecoin Reserve Vehicle, the asset manager’s second tokenized fund with Securitize following the growth of BUIDL into one of the largest tokenized treasury funds in the market

•	Further expanding the regulated infrastructure stack across broker-dealer, transfer-agent, fund-administration and trading-system operations in both the United States and Europe

Media Inquiries

Securitize PR

press@securitize.io

Securitize IR

investor.relations@securitize.io

About Securitize

Securitize, the world’s leader in tokenizing real-world assets with $4B+ AUM (as of April 2026), is bringing the world onchain through tokenized funds in partnership with top-tier asset managers, such as Apollo, BlackRock, BNY, Hamilton Lane, KKR, VanEck and others.

In the U.S., Securitize operates through its affiliates, including Securitize Markets, LLC, an SEC-registered broker-dealer that operates an SEC-regulated Alternative Trading System (ATS); Securitize Transfer Agent, LLC, an SEC-registered transfer agent; Securitize Capital, LLC, an Exempt Reporting Adviser; and Securitize Fund Services, LLC, which provides fund administration services. In Europe, Securitize operates through its affiliate Securitize Europe Brokerage and Markets, S.A., which is fully authorized as an Investment Firm and operates a Trading & Settlement System (TSS) under the EU DLT Pilot Regime, making Securitize the only company licensed to operate regulated digital-securities infrastructure across both the U.S. and EU. Securitize has also been recognized as a 2026 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Corp., is expected to become publicly listed on NYSE under the ticker symbol “SECZ”.

The special meeting of CEPT Shareholders to approve the Business Combination has been scheduled for June 29, 2026, and, if approved, the Business Combination is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which has been declared effective. Securitize and Pubco will promptly file a final prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and CEPT will promptly file and mail a definitive proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the definitive proxy statement/final prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Securitize Media Contact:

Tom Murphy

Tom.murphy@securitize.io

Investor Relations

Sam Ross

Samuel.ross@securitize.io

***

About Securitize

Securitize is tokenizing the world with $4B+ AUM (as of Nov. 2025) through tokenized funds and equities in partnership with top-tier asset managers, such as Apollo, BlackRock, Hamilton Lane, KKR, VanEck and others. Securitize, through its subsidiaries, is a SEC-registered broker dealer, digital transfer agent, fund administrator and operator of a SEC-regulated Alternative Trading System (ATS). Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Cantor Equity Partners II

Cantor Equity Partners II, Inc. (Nasdaq: CEPT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. CEPT is led by Chairman and Chief Executive Officer Brandon Lutnick and sponsored by an affiliate of Cantor Fitzgerald.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Corp., is expected to become publicly listed on NYSE under the ticker symbol “SECZ”.

The special meeting of CEPT Shareholders to approve the Business Combination has been scheduled for June 29, 2026, and, if approved, the Business Combination is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which has been declared effective. Securitize and Pubco will promptly file a final prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and CEPT will promptly file and mail a definitive proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the definitive proxy statement/final prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations
investor.relations@securitize.io

Media Contacts

Tom Murphy
tom.murphy@securitize.io

Cantor Fitzgerald
media@cantor.com